[AT&T Letterhead]

November 16, 2016

Via EDGAR

Larry Spirgel,

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	AT&T Inc.
Registration Statement filed on Form S-4
File No. 333-214535
Filed November 9, 2016

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AT&T Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 4:00 p.m. EST on Wednesday, November 16, 2016, or as soon as thereafter practicable.

Please do not hesitate to contact me at 214-757-3344 or ww0118@att.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

Yours truly,

/s/ Wayne A. Wirtz
Wayne A. Wirtz

cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)